FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FORBES MEDI-TECH INC.

REPORT OF VOTING RESULTS

Forbes Medi-Tech Inc. reports that at its Annual General and Special Meeting held May 21, 2008, the following resolutions were voted on by a show of hands with the following outcome:

Resolution	Outcome (includes proxy votes) All numbers are percentages
Ordinary resolution to appoint KPMG LLP as auditor	Outcome: Approved For: 90.87 Withheld: 9.13
Ordinary resolution to authorize the Directors to fix the remuneration of the auditor	Outcome: Approved For: 90.87 Against: 9.13
Ordinary resolution to set the number of directors for election at the Meeting at 4	Outcome: Approved For: 84.6 Against: 15.4
Ordinary resolution to elect management nominees as directors	Outcome: Approved
	Director	For	Withheld
	Charles Butt Joe Dunne Nitin Kaushal Greg Anderson	86.24 86.51 86.41 86.49	13.76 13.49 13.59 13.51
Ordinary resolution to ratify and reconfirm the continued existence of the Shareholder Rights Plan Agreement, as amended and restated, and as further amended at the Meeting	Outcome: Approved For: 64.59 Against: 35.41

Special Resolution authorizing the Directors, at their sole discretion, to consolidate the issued and outstanding common shares of the Company based on a ratio to be determined by the Board provided that such ratio is not more than two pre-consolidation shares for every one post-consolidation share

Outcome: Approved For: 79.79 Against: 20.21